UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 2

to

ANNUAL REPORT

of

COUNCIL OF EUROPE DEVELOPMENT BANK

(Name of registrant)

Date of end of last fiscal year: December 31, 2012

SECURITIES REGISTERED*

(As of the close of the fiscal year)

Titles of Issue	Amount as to Which Registration is Effective	Names of Exchanges on Which Registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Krystian Czerniecki

Sullivan & Cromwell LLP

24, rue Jean Goujon

75008 Paris

France

*	The registrant files annual reports on Form 18-K on a voluntary basis.

EXPLANATORY NOTE

This Amendment No. 2 to the annual report on Form 18-K for the fiscal year ended December 31, 2012 is filed by Council of Europe Development Bank (“CEB” or the “Bank”), a multilateral development bank with a social vocation governed by the Third Protocol to the General Agreement on Privileges and Immunities of the Council of Europe of March 6, 1959 (the “Protocol”), by its Articles of Agreement as amended (the “Articles”) and by regulations issued pursuant to the Articles. This amendment to the annual report on Form 18-K, including any future amendments, is intended to be incorporated by reference into any future prospectus filed by CEB with the Securities and Exchange Commission to the extent such prospectus indicates that it intends this report to be incorporated by reference.

In this annual report, references to “€”, “euro” and “EUR” are to the single European currency of the member States of the European Union participating in the euro. References to “U.S. dollars”, “$” or “USD” are to United States dollars.

The annual report is hereby amended as follows:

1. Exhibit 6 hereto, entitled “Press Release — Results for financial year 2013”, is added to the Annual Report.

2. Exhibit 3 to the Annual Report is hereby amended to reflect the following Recent Developments:

RECENT DEVELOPMENTS

On November 14, 2013, further to CEB’s previously disclosed review of its existing prudential framework and in connection with CEB’s development plan for 2014-2016, CEB adopted a revised prudential framework which aims, among other goals, to bring its prudential ratios more in-line with international regulatory practices (Basel II/III) as well as the risk measures used by peer institutions. The revised prudential framework includes two new capital ratios and a new short-term liquidity ratio. The Gearing Ratio, which is volume-based, reflects CEB’s leverage of the loan portfolio to own funds (including subscribed capital). A revised Capital Adequacy Ratio, which is risk sensitive, focuses on credit risk and has been expanded to capture treasury operations and operational risk. Together, these two ratios are intended to replace the Risk Asset Coverage Ratio and the former Capital Adequacy Ratio. In addition, the revised prudential framework also modifies existing ratios by, for example, calculating these ratios on the basis of capital measures that incorporate paid-in capital rather than subscribed capital.

The revised prudential framework took effect on January 1, 2014, along with CEB’s development plan for 2014-2016, which provides for, among other measures, additional technical assistance and greater flexibility in CEB’s social investments, increased co-operation with European Union funds at the country level, a greater focus on job creation and preservation and, more generally, the development of innovative approaches for additional non-lending activities.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Paris, France on February 12, 2014.

COUNCIL OF EUROPE DEVELOPMENT BANK

By:	/s/ Nunzio Guglielmino
	Name:	Nunzio Guglielmino

	Title:	Vice-Governor

EXHIBIT INDEX

Exhibit Number	Description

6.	Press Release — Results for financial year 2013

5